UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

     [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the fiscal period ended December 31, 2005.

 OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from _______________ to _______________.

Commission file Number 0-12515.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Biomet, Inc. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

BIOMET, INC.
56 East Bell Drive
Warsaw, Indiana  46582

REQUIRED INFORMATION

Item 4. The Biomet Inc. 401(k) Profit Sharing Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Plan's financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information required by items 1-3 of Form 11-K.

Financial Statements and Exhibits

(a) Financial Statements:

    Report of Independent Registered Public Accounting Firm

    Statements of Net Assets Available for Benefits

    Statement of Changes in Net Assets Available for Benefits

    Notes to Financial Statements

    Schedule of Assets (Held at End of Year)

    Schedule of Reportable Transactions

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(b) Exhibits.

    23.1 Consent of Ernst & Young LLP

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       BIOMET, INC. 401(k) Profit Sharing Plan
                                       ---------------------------------------


DATE:   06/23/2006               BY:   /s/  Gregory D. Hartman
       -----------                     -----------------------
                                       Gregory D. Hartman
                                       (Member, Biomet, Inc. Benefits Committee)

Biomet, Inc. 401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedules

December 31, 2005 and May 31, 2005, and for the Period June 1, 2005 through December 31, 2005


Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Schedules

Schedule of Assets (Held At End of Year)
Schedule of Reportable Transactions


Report of Independent Registered Public Accounting Firm

The Plan Administrator
Biomet, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Biomet, Inc. 401(k) Profit Sharing Plan as of December 31, 2005 and May 31, 2005, and the related statement of changes in net assets available for benefits for the period June 1, 2005 through December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and May 31, 2005, and the changes in its net assets available for benefits for the period June 1, 2005 through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2005, and reportable transactions for the period June 1, 2005 through December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


May 23, 2006




Biomet, Inc. 401(k) Profit Sharing Plan
Statement of Net Assets Available for Benefits

                                              December 31,        May 31,
                                                  2005             2005
                                                  ----             ----
Assets
  Investments                                 $204,256,414     $200,656,750
  Contributions receivable:
    Employer                                       475,633          153,782
    Participant                                    500,018          362,513
  Cash (overdraft)                                 (18,609)         (17,133)
  Due from brokers                                  16,961           47,266
  Interest receivable                               37,546           23,646
                                               -----------      -----------
Total assets                                   205,267,963      201,226,824

Liabilities
  Accrued administrative expenses                   60,106           61,380
  Due to brokers                                   614,227          393,698
                                               -----------      -----------
Total liabilities                                  674,333          455,078
                                               -----------      -----------
Net assets available for benefits             $204,593,630     $200,771,746
                                               ===========      ===========

See accompanying notes.


Biomet, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Period June 1, 2005 through December 31, 2005

Additions
  Contributions:
    Employer                                              $  3,128,621
    Participant                                              7,796,199
  Net appreciation in fair value of investments              1,757,653
  Investment income                                          1,887,990
                                                           -----------
Total additions                                             14,570,463

Deductions:
  Benefits paid to participants                             10,635,859
  Administrative expense                                       112,720
                                                           -----------
Total deductions                                            10,748,579
                                                           -----------
Net Increase                                                 3,821,884
Net assets available for benefits, beginning of period     200,771,746
                                                           -----------
Net assets available for benefits, end of period          $204,593,630
                                                           ===========

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Biomet, Inc. 401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2005

1. Description of the Plan

The following brief description of Biomet, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which became effective on June 1, 1985. The Plan covers substantially all full-time employees of Biomet, Inc. and certain United States subsidiaries (individually and collectively, the Employer or Company or Plan Sponser) who have reached age 18 and completed the earlier of 1,000 hours of service or 90 days of continuous employment. The Plan is subject to the provisions of The Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participating employees may contribute up to 60% of their compensation, as defined. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Employer-matching contribution is 75% of the participant's contribution up to 5% of the participant's compensation. The Employer may also make an additional contribution at the discretion of the Board of Directors. Such contributions, if any, are allocated to participants based on compensation. All Employer contributions are invested in Biomet, Inc. common shares. Participants are vested in Employer contributions 20% after two years and an additional 20% per year thereafter to 100% at the end of six years. Participant contributions are fully vested at all times.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Employer contributions and Plan earnings. Plan earnings are allocated to participants based on the participant's account balance per fund compared to the total participant accounts per fund.

Withdrawals

Withdrawals are not permitted before age 59 1/2 except in the event of death, disability, termination of employment, loan, or reasons of proven financial hardship.

Distributions

Vested benefits are distributed in cash or common shares of the Company in accordance with the Plan's provisions.

Forfeitures

Nonvested portions of Employer contributions are held pending a break in service, at which time such amounts are used to reduce future Employer contributions. At December 31, 2005 and May 31, 2005, forfeited nonvested accounts totaled $527,646 and $530,873, respectively. During the period ended December 31, 2005, $700,000 was used to reduce Employer contributions.

Participant Loans

A participant may borrow from the Plan an amount up to the lesser of one-half his vested account balances or $50,000. The Benefits Committee approves all loan applications and determines the interest rate to be charged to the participant.

Termination of Plan

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its matching contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in securities (commercial notes and common stocks) traded on a national securities exchange, including Biomet Inc. shares, are valued at fair value determined by the quoted market prices on the last business day of the Plan year. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the mean between the last reported bid and asked prices. Investments in common trust funds are stated at fair value based upon quoted redemption values on the last business day of the Plan year. Investments in mutual funds are valued based on quoted market prices, which represent the net asset values of shares held by the Plan on the last business day of the Plan year.

Participant loans are valued at cost which approximates fair value.

Purchases and sales are recorded on a trade-date basis. Gain or loss on sales of securities is based on the specific identification method or average cost method, depending on the type of investment.

Dividend income is recorded on the ex-dividend date. Investment income is recorded on the accrual basis.

Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in Biomet, Inc. common shares, other common stock, mutual funds, and other investments, which are exposed to various risks, such as market and credit. Due to level of risk associated with such investment securities and the level of uncertainty related to changes in the value of such investments, it is at least reasonably possible that changes in risk in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Investments

All investment information disclosed in the accompanying financial statements and schedules, including investments held at December 31, 2005 and May 31, 2005, and net appreciation in fair value of investments, and investment income for the period from June 1, 2005 through December 31, 2005, were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by 1st Source Bank, the Trustee.

The following presents investments that represent 5% or more of the Plan's net assets at December 31, 2005 and May 31, 2005:

                                                December 31,        May 31,
                                                    2005             2005
                                                    ----             ----
Biomet, Inc. common shares                     $114,069,510*     $118,866,835*

*Includes nonparticipant-directed amounts of $76,458,680 and $79,742,851 at December 31, 2005 and May 31, 2005, respectively.

During the period ended December 31, 2005, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in value as follows:

Investments at fair value as determined by quoted market prices:

Biomet, Inc. common shares                                       $(3,951,950)
Other common stock                                                 1,806,974
Common trust fund                                                    100,297
Mutual funds                                                       3,802,332
                                                                   ---------
                                                                 $ 1,757,653
                                                                   =========

4. Nonparticipant-Directed Investments

Information about the assets and the significant components of the changes in assets relating to the nonparticipant-directed investments is as follows:

                                                December 31         May 31,
                                                    2005             2005
                                                    ----             ----
Biomet, Inc. common shares                       $76,458,680      $79,742,851
Money market fund                                     66,852           24,855
                                                  ----------       ----------
Net assets                                       $76,525,532      $79,767,706
                                                  ==========       ==========

                                                                  Period Ended
                                                               December 31, 2005
                                                               -----------------
Changes in net assets
Net depreciation in fair value                                    $(2,120,391)
Employer contributions                                              2,808,259
Investment income                                                     530,079
Benefit payments                                                   (4,430,312)
Transfers-out                                                         (29,809)
                                                                    ---------
                                                                  $(3,242,174)
                                                                    =========

5. Party-in-Interest Transactions

During the period June 1, 2005 through December 31, 2005, the Plan acquired 140,951 Biomet, Inc. common shares at a cost of $5,128,690.

During the period June 1, 2005 through December 31, 2005, the Plan sold 64,172 Biomet, Inc. common shares for $2,316,621. A gain of $1,105,705 was realized.

During the period June 1, 2005 through December 31, 2005, 112,209 Biomet, Inc. common shares with a cost of $1,961,520 were distributed to participants. The fair value of the shares distributed aggregated $4,158,634.

The above transactions are statutorily exempt from the prohibitions against party-in-interest transactions under ERISA.

The Company provides certain accounting, record-keeping, and administrative services to the Plan for which it receives no compensation. The Company also paid certain other administrative expenses of the plan during the period June 1, 2005 through December 31, 2005.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 19, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31,and May 31:

                                                    December 31       May 31
                                                       2005             2005
                                                       ----             ----
Net assets available for benefits
  per the financial statements                    $204,593,630     $200,771,746
Amounts allocated to participants withdrawing       (7,787,703)      (3,471,497)
                                                   -----------      -----------
Net assets available for benefits per Form 5500   $196,805,927     $197,300,249
                                                   ===========      ===========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Benefits paid to participants per the financial statements          $10,635,859
Add amounts allocated to withdrawing participants at end of year      7,787,703
Less amounts allocated to withdrawing participants at
  Beginning of year                                                  (3,471,497)
                                                                     ----------
Benefits paid to participants per Form 5500                         $14,952,065
                                                                     ==========

In accordance with accounting principles generally accepted in the United States, the financial statements herein do not include accruals for lump-sum distributions due participants which have been approved and processed as of year-end; however, the Department of Labor (DOL) requires these amounts to be reported as a liability on the Form 5500.

8. Subsequent Event

Effective January 1, 2006 the assets of the Interpore International, Inc. (a wholly-owned subsidiary of Biomet, Inc.) Retirement Savings Plan ("Retirement Plan") merged into the Plan. The amount transferred into the plan was approximately $3,698,272.


Biomet, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)
EIN #35-1382845      Plan Number 002
December 31, 2005

                         Description of Investment,
Identy of issue,          Including Maturity Date,
Borrower, Lessor, or     Rate of Interest, Par, or                     Current
Similar Party                  Maturity Value             Cost          Value
--------------------     --------------------------       ----         -------
Common stocks
*Biomet, Inc.                       3,119,210 shares  $53,025,004   $114,069,510

Mutual funds
Merrill Lynch Funds:
 Balanced Capital                     285,247 units     6,658,037      7,310,876
 Foundational Growth                  332,816 units     4,720,516      6,373,430
 Global Allocation                    282,409 units     3,823,015      4,784,001
 Small Cap Value                      301,200 units     6,588,097      7,786,032
 US Government Mtg.                    12,557 units       122,646        126,450

*1st Source Monogram Funds:
 Diversity Equity                     429,384 units     3,537,555      3,246,143
 Income Equity                        482,923 units     5,710,261      6,306,979
 Income                               155,350 units     1,566,480      1,514,666

Other Mutual Funds
 Calvert Income                        78,484 units     1,336,061      1,315,397
 Davis NY Venture A                    68,423 units     1,883,962      2,305,135
 Delaware Group Trend                  80,518 units     1,520,267      1,792,334
 Janus Adv. Agressive Growth               49 units         3,284          1,383
 John Hancock Government Income       164,134 units     1,548,515      1,485,412
 MFS Capital Opportunities             40,864 units       452,046        559,025
 MFS Massachusetts Investors           99,240 units     1,074,057      1,296,075
 Morgan Stanley International Equity  214,362 units     4,003,286      4,330,142
 Oppenheimer Global Growth & Income    71,707 units     1,952,662      2,648,862
 Alliance RCM Innovation               17,301 units       714,937        674,236
 Blackrock Aurora                     109,724 units     3,746,976      3,751,460
 Vanguard 500 Index                    23,622 units     2,457,677      2,714,630

Common Trust Fund
*1st Source Bank Guaranteed Income    225,066 units     5,343,285      5,779,894

Money Market Fund
Goldman Sachs Financial Square      6,549,501 units     6,549,501      6,549,501

Bonds and Notes
Federal Agencies & Other Bonds:
 Heller Financial, Inc.                25,000 units        26,599         25,085

U.S. Government Securities:
 U.S. Treasury Strips                  51,000 units        27,566         42,715
 Federal Home Loan Bank                50,000 units        50,000         49,977

Corporate Preferred Stock
Flaherty Preferred                      1,050 units        25,010         20,265

Other
Life Insurance Policies:
  State Farm Life Insurance Company  Cash Surrender Value   9,873          9,873

Self-directed brokerage funds            Various       11,977,942     11,418,460

Participant loans               Interest Rate Range     5,968,465      5,968,466
                                 from 5.00% tp 10.00%
                                                                     -----------
Total                                                               $204,256,414
                                                                     ===========

*Indicates party-in-interest to the Plan.




Biomet, Inc. 401(k) Profit Sharing Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
EIN #35-1382845      Plan Number 002
Period June 1, 2005 through December 31, 2005

  (a)           (b)        (c)         (d)         (g)       (h)         (i)
                                                           Current
                                                           Value of
Identity                                                   Asset on
of Party    Description  Purchase    Selling     Cost of  Transaction     Net
Involved       of Asset    Price      Price        Asset      Date       Gain
--------    -----------  --------    -------     -------  -----------    ----
Category (iii) - Series of transactions in excess of 5% of plan assets

Biomet Inc.  Biomet, Inc. common stock:
              Purchases $ 5,128,690         -- $ 5,128,690 $5,128,690         --
              Sales              -- $2,316,621 $ 1,210,916 $2,316,621 $1,105,705

Note:  Columns (e) and (f) and categories (i), (ii) and (iv) are not applicable.